Exhibit 99.1

The reported amount of restricted common stock (799 shares included in Amount of Securities Beneficially Owned) and stock appreciation rights, collectively, represents the 75% portion of a target equity award that is subject to time vesting in three equal annual installments beginning one year from the grant date. The remaining 25% of the target equity award may vest on March 1, 2012, if the registrant achieves certain pre-determined financial performance targets, subject to certification by the registrant’s Compensation Committee. In addition, if the registrant’s financial performance exceeds the target levels, the reporting person may receive additional shares up to 200% of the target award.